Exhibit 99.1

REVISED: Points International to Report Fourth Quarter and Full Year 2011 Results On

Wednesday, March 7, 2012

Toronto, Canada – February 23, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will report financial results for the fourth quarter and full year 2011 on Wednesday, March 7, 2012, after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, and Anthony Lam, CFO of Points International on Wednesday, March 7, 2012, at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 941-4774 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9760. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 14, 2012 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 4513084.

About Points International Ltd.

Points International Ltd. (TSX: PTS; Nasdaq: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 50 partners worldwide. Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:

Addo Communications
Laura Foster / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400